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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2
(Amendment No. 1)*

NEOMEDIA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640505103

(CUSIP Number)

August 7, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640505103	13G	Page 2 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Argo Global Capital, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 640505103	13G	Page 3 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Argo II: The Wireless-Internet Fund-Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 640505103	13G	Page 4 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Argo II: The Wireless Internet Fund (Europe) Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 640505103	13G	Page 5 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
ARGC IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 640505103	13G	Page 6 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
ARGO Global Capital II Partners L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 640505103	13G	Page 7 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Argo GP, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 640505103	13G	Page 8 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Argo Investment Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 640505103	13G	Page 9 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Argo Holdings Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 640505103	13G	Page 10 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Henry H. Haight

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☒
(B) ☐
3	SEC Use Only

4	Citizenship or Place of Organization United States

	5	Sole Voting Power 0
Number of
Shares	6	Shared Voting Power 0
Beneficially
Owned by	7	Sole Dispositive Power 0
Each Reporting
Person With	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares of common stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)
0%

12	Type of Reporting Person (See Instructions)
IN

CUSIP No. 640505103	Page 11 of 15 Pages

Item 1.

(a)           Name of Issuer:  NeoMedia Technologies, Inc. (the “Issuer”).

(b)           Address of the Issuer’s Principal Executive Offices:  Two Concourse Parkway, Suite 500, Atlanta, Georgia 30328

Item 2.

(a)           Name of Person Filing:  This joint statement on Schedule 13G is being filed by Argo II: The Wireless-Internet Fund-Limited Partnership (“Fund I”), Argo II: The Wireless Internet Fund (Europe), Limited Partnership (“Fund II”), ARGC IV, LP (“Fund III”), Argo Global Capital II Partners L.P. (“Capital”), Argo Investment Holdings, L.P., Argo GP, Inc., Argo Holdings Limited Partnership, Argo Global Capital, LLC (“Global”), and Henry H. Haight, who are collectively referred to as the “Reporting Persons.”  Capital is the sole general partner of Fund I and Fund II.  Mr. Haight is the sole general partner of Fund III.  Argo GP, Inc. is the sole general partner of Capital.  Global is party to a management agreement with Fund I and Fund II.  Mr. Haight, Argo Investment Holdings, L.P., and Argo Holdings Limited Partnership may be considered to have a pecuniary interest in the performance of Fund I and Fund II.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 30, 2007, a copy of which was previously filed as Exhibit 2 to this Schedule 13G (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)           Address of Principal Business Office:  The principal business office of the Reporting Persons with respect to the shares reported hereunder is c/o Argo Global Capital, LLC, 601 Edgewater Drive, Suite 345, Wakefield, Massachusetts 01880.

(c)           Citizenship:  Capital and Global are Delaware limited liability companies.  Fund I, Fund II and Fund III are Delaware limited partnerships.  Mr. Haight is a United States citizen.

(d)           Title and Class of Securities:  common stock, $0.01 par value (“Common Stock”)

(e)           CUSIP Number:  640505103

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.            Ownership

As of the date of the filing of this Amendment 1 to Schedule 13G, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer, representing 0.0% of such class of securities, and no Reporting Person has either sole or shared authority to vote or dispose of any shares of the Common Stock of the Issuer.

CUSIP No. 640505103	Page 12 of 15 Pages

Item 5.            Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.            Identification and Classification of Members of the Group

N/A

Item 9.            Notice of Dissolution of Group

N/A

Item 10.          Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 640505103	Page 13 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 6, 2009

ARGO GLOBAL CAPITAL, LLC

By: Henry H. Haight
Manager

By: /s/ Henry H. Haight
Henry H. Haight
Manager

ARGO II: THE WIRELESS-INTERNET FUND-LIMITED PARTNERSHIP

By: Argo Global Capital II Partners L.P.
General Partner

By: /s/ Henry H. Haight
Henry H. Haight

ARGO II: THE WIRELESS INTERNET FUND (EUROPE), LIMITED PARTNERSHIP

By: Argo Global Capital II Partners L.P.
General Partner

By: /s/ Henry H. Haight
Henry H. Haight

CUSIP No. 640505103	Page 14 of 15 Pages

Signatures (cont.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGC IV, L.P.

By: Henry H. Haight
General Partner

By: /s/ Henry H. Haight
Henry H. Haight

ARGO GLOBAL CAPITAL II PARTNERS L.P.

By: Argo GP, Inc.
General Partner

By: /s/ Henry H. Haight
Henry H. Haight

ARGO GP, INC.

By: Henry H. Haight
President

By: /s/ Henry H. Haight
Henry H. Haight
President

CUSIP No. 640505103	Page 15 of 15 Pages

Signatures (cont.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGO INVESTMENT HOLDINGS, L.P.

By: Argo GP, Inc.
General Partner

By: /s/ Henry H. Haight
Henry H. Haight
President

ARGO HOLDINGS LIMITED PARTNERSHIP

By: Argo GP, Inc.
General Partner

By: /s/ Henry H. Haight
Henry H. Haight
President

HENRY H. HAIGHT

/s/ Henry H. Haight